UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  1 )1

Sharper Image Corporation
(Name of Issuer)

Common Stock, par value $0.01  per share
(Title of Class of Securities)

820013100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,355
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,355
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 616,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,355
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,355
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 733,470
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 733,470
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON RAMIUS CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 733,470
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 733,470
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 733,470
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 733,470
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 733,470
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 733,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 733,470
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 733,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 733,470
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 733,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 820013100

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 733,470
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 733,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 820013100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  The undersigned were previously part of a Section 13(d) reporting group that included Knightspoint Partners, LLC, and certain of its affiliates (the “Knightspoint Group”).  The undersigned ceased to be members of the Knightspoint Group on August 29, 2007.  For ownership information relating to the undersigned prior to the filing of this Schedule 13D, please make reference to Schedule 13D filed by Knightspoint Partners II, L.P. with the Securities and Exchange Commission (the "SEC") on March 9, 2006, as amended by that certain Amendment No. 1 filed with the SEC on May 11, 2006, by that certain Amendment No. 2 filed with the SEC on September 29, 2006, by that certain Amendment No. 3 filed with the SEC on March 20, 2007, by that certain Amendment No. 4 filed with the SEC on May 24, 2007, by that certain Amendment No. 5 filed with the SEC on August 29, 2007.

Item 3.                                Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 733,470 Shares beneficially owned in the aggregate by Starboard and Parche is approximately $6,784,598, excluding brokerage commissions.

Item 5.                                Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,154,249 Shares outstanding, as of December 7, 2007, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 10, 2007.

A.	Parche

(a)	As of the close of business on February 27, 2008, Parche beneficially owned 117,355 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 117,355
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 117,355
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B.	Starboard

(a)	As of the close of business on February 27, 2008, Starboard beneficially owned 616,115 Shares.

Percentage: Approximately 4.1%.

CUSIP NO. 820013100

(b)	1. Sole power to vote or direct vote: 616,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 616,115
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	RCG Enterprise

(a)
As of the close of business on February 27, 2008, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 117,355 Shares beneficially owned by Parche.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 117,355
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 117,355
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares by Parche since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)
As of the close of business on February 27, 2008, as the managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of the (i) 616,115 Shares beneficially owned by Starboard, and (ii) 117,355 Shares beneficially owned by Parche.

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 733,470
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 733,470
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

E.	Ramius Capital

(a)
As of the close of business on February 27, 2008, as the sole member of RCG Starboard Advisors, Ramius Capital may be deemed the beneficial owner of the (i) 616,115 Shares beneficially owned by Starboard and (ii) 117,355 Shares beneficially owned by Parche.

CUSIP NO. 820013100

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 733,470
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 733,470
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

F.	C4S

(a)
As of the close of business on February 27, 2008, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of the (i) 616,115 Shares beneficially owned by Starboard and (ii) 117,355 Shares beneficially owned by Parche.

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 733,470
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 733,470
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

G.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
As of the close of business on February 27, 2008, as the managing members of C4S, each of Messrs. Cohen, Stark, Strauss and Solomon may be deemed the beneficial owner of the (i) 616,115 Shares beneficially owned by Starboard and (ii) 117,355 Shares beneficially owned by Parche.

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 733,470
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 733,470

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

CUSIP NO. 820013100

(e)	As of February 27, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 820013100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2008

PARCHE, LLC By: RCG Starboard Advisors, LLC, its managing member STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. By: RCG Starboard Advisors, LLC, its investment manager
RCG STARBOARD ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,
its sole member

RCG ENTERPRISE, LTD
By: Ramius Capital Group, L.L.C.,
its investment manager

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:		/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 820013100

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

PARCHE, LLC

(22,400)	0.4939	02/25/08
(76,160)	0.3363	02/26/08
(80,000)	0.2411	02/27/08

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

(117,600)	0.4939	02/25/08
(399,840)	0.3363	02/26/08
(420,000)	0.2411	02/27/08